UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
27 October 2022
Commission File number 001-15246
LLOYDS BANKING GROUP plc
(Translation of registrant’s name into English)
25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.
This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-265452) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

FORWARD LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; the Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact; expectations about the impact of COVID-19; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; market related risks, trends and developments; risks concerning borrower and counterparty credit quality; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group’s securities; changes in consumer behaviour; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; potential changes in dividend policy; the ability to achieve strategic objectives; insurance risks; management and monitoring of conduct risk; exposure to counterparty risk; credit rating risk; tightening of monetary policy in jurisdictions in which the Group operates; instability in the global financial markets, including within the Eurozone, and as a result of ongoing uncertainty following the exit by the UK from the European Union (EU) and the effects of the EU-UK Trade and Cooperation Agreement; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; operational risks; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural pandemic (including but not limited to the COVID-19 pandemic) and other disasters; inadequate or failed internal or external processes or systems; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the tensions between China and Taiwan; risks relating to sustainability and climate change (and achieving climate change ambitions), including the Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; assessment related to resolution planning requirements; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; projected employee numbers and key person risk; increased labour costs; assumptions and estimates that form the basis of the Group’s financial statements; the impact of competitive conditions; and exposure to legal, regulatory or competition proceedings, investigations or complaints. A number of these influences and factors are beyond the Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.
EXPLANATORY NOTE
This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the nine months ended 30 September 2022 and is being incorporated by reference into the Registration Statement with File No. 333-265452.

FINANCIAL REVIEW

Income statement
In the nine months to 30 September 2022 the Group reported a profit before tax of £5,169 million compared to £5,934 million in the same period in 2021, representing a decrease of £765 million as higher total income, net of insurance claims, was more than offset by the impact of a net impairment charge for the period compared to a net credit for the first nine months of 2021. Profit after tax was £4,035 million and earnings per share were 5.2 pence.
Total income, net of insurance claims, increased by £976 million, or 8 per cent, to £13,258 million in the nine months to 30 September 2022 compared to £12,282 million in the first nine months of 2021; there was an increase of £3,988 million in net interest income offset by a reduction of £3,012 million in other income, net of insurance claims.
Net interest income was £11,061 million, an increase of £3,988 million compared to £7,073 million in the nine months to 30 September 2021. During the first nine months of the year there was a credit of £1,707 million due to unitholders in Open-Ended Investment Companies (OEICs) included in net interest income, compared to a charge of £1,037 million in the nine months to 30 September 2021, reflecting falls in the value of underlying investments in the nine months to 30 September 2022. Excluding these amounts, net interest income increased £1,244 million, or 15 per cent, to £9,354 million compared to £8,110 million in the first nine months of 2021. The increase in net interest income was driven by an improved margin, as a result of UK Bank Rate increases and continued funding and capital optimisation, partly offset by mortgage margin reductions. Increased average interest-earning assets reflecting continued growth in the open mortgage book also contributed positively.
Other income net of insurance claims amounted to £2,197 million in the nine months to 30 September 2022, a reduction of £3,012 million compared to £5,209 million in the nine months to 30 September 2021. Net trading income within the Group’s insurance activities was a loss of £27,208 million compared to net gains of £10,337 million in nine months to 30 September 2021, a deterioration of £37,545 million offsetting the £34,984 million reduction in insurance claims and the £2,744 million movement in the amounts payable to unitholders in OEICs included in net interest income. The negative trading income in the insurance business reflected losses on policyholder investments as a result of deteriorating equity and debt markets (the FTSE All-Share index fell by 7.9 per cent in the nine months to 30 September 2022 compared to growth of 13.6 per cent in the comparative period). Net fee and commission income increased to £1,130 million, compared to £1,058 million in the first nine months of 2021 due to higher credit and debit card fees, reflecting increased levels of customer activity, and income in the acquired Embark business, more than offsetting some reduction from lower levels of corporate financing activity. Net trading income in the Group’s banking activities decreased to £846 million, compared to £1,154 million for the first nine months of 2021, in part due to the impact of movements in credit spreads on valuation adjustments as well as reduced income in the Group’s equity investment business. Other operating income decreased to £603 million compared to £960 million in the first nine months to 30 September 2021 as a result of a reduction in income from the value of in-force insurance business.
Total operating expenses decreased by £161 million to £7,033 million compared to £7,194 million in the first nine months of 2021. Increased staff costs reflected salary increases and the impact of a one-off £1,000 cost of living payment to staff, partly offset by headcount reductions. In addition, there was an increase in IT-related costs, as a result of the Group’s strategic investment programmes. Depreciation charges were lower reflecting the continued strength in used car prices. The charge in respect of regulatory provisions was £436 million lower at £89 million and largely related to pre-existing programmes. There have been no further charges relating to HBOS Reading since the end of 2021 and the provision held continues to reflect the Group’s best estimate of its full liability, albeit significant uncertainties remain.
There was a net impairment charge in the nine months to 30 September 2022 of £1,056 million, compared to a net credit of £846 million in the first nine months of 2021, largely reflecting a higher charge arising from observed credit performance combined with a charge in the first nine months of 2022 as a result of updates to the assessment of the economic outlook and associated scenarios, compared to a significant credit in the first nine months of 2021. The updated outlook includes elevated risks from a higher inflation and interest rate environment, offset by a £400 million release of the COVID-19 central adjustment in the nine months to 30 September 2022.
The Group’s loan portfolio continues to be well-positioned, reflecting a prudent through-the-cycle approach to lending with high levels of security, also reflected in strong recovery performance. Observed credit performance remains stable, with very modest evidence of deterioration and the flow of assets into arrears, defaults and write-offs at low levels and below pre-pandemic levels. Stage 3 loans and advances have been stable across the third quarter. Credit card minimum payers and overdraft and revolving credit facility (RCF) utilisation rates have remained low and in line with recent trends.

FINANCIAL REVIEW (continued)
The Group’s expected credit loss (ECL) allowance increased in the first nine months of the year to £4,604 million (31 December 2021: £4,042 million). This reflects the balance of risks shifting from COVID-19 to increased inflationary pressures and rising interest rates within the Group’s base case and wider economic scenarios. The deterioration in the economic outlook is now reflected in variables which credit models better capture. As a result, the Group’s reliance on judgemental overlays for modelling risks in relation to inflationary pressures has reduced, with these risks now captured more fully in models.
The Group recognised a tax expense of £1,134 million in the period compared to £469 million in the first nine months of 2021; during the first nine months of 2021 the Group had recognised a deferred tax credit in the income statement of £985 million following substantive enactment, in May 2021, of the UK Government’s increase in the rate of corporation tax from 19 per cent to 25 per cent with effect from 1 April 2023.
Balance sheet
Total assets were £6,397 million, or 1 per cent, higher at £892,922 million at 30 September 2022 compared to £886,525 million at 31 December 2021. Cash and balances at central banks rose by £8,421 million to £84,841 million reflecting the placement of funds from increased available liquidity. Financial assets at amortised cost increased by £19,687 million, or 4 per cent, to £536,843 million at 30 September 2022 compared to £517,156 million at 31 December 2021, as a result of a £3,484 million increase in loans and advances to banks, a £7,767 million increase in loans and advances to customers, net of impairment allowances, £3,274 million in debt securities, and £5,162 million in reverse repurchase agreement balances. The increase in loans and advances to customers, net of impairment allowances, was driven by continued growth in the open mortgage book and increases in Corporate and Institutional Banking due to attractive growth opportunities as well as foreign exchange movements, partially offset by further reductions in the closed mortgage book and hedging impacts. Derivative assets were £12,868 million higher at £34,919 million compared to £22,051 million at 31 December 2021, reflecting the impact of interest rate and exchange rate movements over the first nine months of 2022 particularly in the third quarter. Other assets increased by £4,791 million due to higher settlement balances compared to the 2021 year-end and an increase in deferred tax assets. There was a reduction of £32,536 million, or 16 per cent in financial assets at fair value through profit or loss to £174,235 million at 30 September 2022 with decreases in policyholder investments within the insurance business, reflecting market losses in the first nine months of 2022, and a reduction in trading assets in the banking business. Financial assets at fair value through other comprehensive income decreased £6,834 million as a result of asset sales during the period.
Total liabilities were £13,176 million, or 2 per cent higher at £846,549 million compared to £833,373 million at 31 December 2021. Customer deposits increased by £7,959 million to £484,303 million compared to £476,344 million at 31 December 2021, as a result of continued inflows to Retail current and savings accounts and Commercial Banking balances. Repurchase agreements at amortised cost increased £15,253 million to £46,378 million, as the Group took advantage of favourable funding opportunities. Derivative liabilities were £15,923 million higher at £33,983 million compared to £18,060 million at 31 December 2021, reflecting the impacts of interest rate and exchange rate movements over the first nine months of 2022. Liabilities arising from insurance and investment contracts decreased by £25,486 million, or 15 per cent, reflecting the decreases in the value of the related policyholder assets as a result of market performance in the first nine months of 2022. Subordinated liabilities decreased by £2,866 million following redemptions during the period.
Ordinary shareholders’ equity decreased by £7,082 million to £39,929 million as retained profit for the period was more than offset by negative movements in the cash flow hedging reserve as a result of increased interest rates, the impact to date of the ordinary share buyback programme, adverse defined benefit post-retirement scheme remeasurements, and the ordinary dividends paid during 2022. Other equity instruments were £315 million higher as a result of a £750 million issuance in the third quarter, partly offset by repurchases.
The Group’s share buyback programme was completed on 11 October 2022, with 4,529 million ordinary shares repurchased.

FINANCIAL REVIEW (continued)
Capital
The Group’s common equity tier 1 (CET1) capital ratio has reduced from 17.3 per cent at 31 December 2021 to 15.0 per cent at 30 September 2022. This reflected the impact of regulatory changes on 1 January 2022 (as previously reported), subsequently offset by banking business profits for the first nine months of the year, dividends received from the Group’s insurance business, a reduction in risk-weighted assets (post 1 January 2022 regulatory changes) and other movements. This was offset in part by pension contributions made to the Group’s defined benefit pension schemes, the recognition of the full capital impact of the ordinary share buyback programme, the interim ordinary dividend paid in September 2022 and the accrual for foreseeable ordinary dividends.
The total capital ratio reduced to 19.4 per cent (31 December 2021: 23.6 per cent) and the minimum requirement for own funds and eligible liabilities (MREL) reduced to 32.8 per cent (31 December 2021: 37.2 per cent) primarily reflecting the reductions in CET1 capital and AT1 capital instruments, increase in risk-weighted assets, the completion of the transition to end-point eligibility rules for regulatory capital and MREL on 1 January 2022 and movements in rates, partially offset by sterling depreciation and eligible provisions.
Risk-weighted assets increased by £16 billion to £212 billion (on and adjusted basis) on 1 January 2022, reflecting regulatory changes which include the anticipated impact of the implementation of new CRD IV models to meet revised regulatory standards for modelled outputs. Risk-weighted assets subsequently reduced by £1 billion during the first nine months of the year to £211 billion at 30 September 2022, largely reflecting optimisation activity and Retail model reductions linked to the resilient underlying credit performance, partly offset by the growth in balance sheet lending and impact of foreign exchange. The new CRD IV models remain subject to finalisation and approval by the PRA and therefore the final risk-weighted asset impact remains subject to this.
The Group’s UK leverage ratio of 5.3 per cent at 30 September 2022 has reduced from 5.8 per cent at 31 December 2021, predominantly reflecting the reduction in total tier 1 capital.

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Nine months ended 30 Sep 2022 £m	Nine months ended 30 Sep 2021 £m

Net interest income	11,061	7,073
Other income	(17,984)	20,012
Total income	(6,923)	27,085
Insurance claims	20,181	(14,803)
Total income, net of insurance claims	13,258	12,282
Operating expenses	(7,033)	(7,194)
Impairment (charge) credit	(1,056)	846
Profit before tax	5,169	5,934
Tax expense	(1,134)	(469)
Profit for the period	4,035	5,465

Profit attributable to ordinary shareholders	3,632	5,064
Profit attributable to other equity holders	327	321
Profit attributable to equity holders	3,959	5,385
Profit attributable to non-controlling interests	76	80
Profit for the period	4,035	5,465

Basic earnings per share	5.2p	7.1p
Diluted earnings per share	5.2p	7.1p

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 30 Sep 2022 £m	At 31 Dec 2021 £m

Assets
Cash and balances at central banks	84,841	76,420
Financial assets at fair value through profit or loss	174,235	206,771
Derivative financial instruments	34,919	22,051
Loans and advances to banks	10,485	7,001
Loans and advances to customers	456,334	448,567
Reverse repurchase agreements	59,915	54,753
Debt securities	10,109	6,835
Financial assets at amortised cost	536,843	517,156
Financial assets at fair value through other comprehensive income	21,303	28,137
Other assets	40,781	35,990
Total assets	892,922	886,525

Liabilities
Deposits from banks	9,032	7,647
Customer deposits	484,303	476,344
Repurchase agreements at amortised cost	46,378	31,125
Financial liabilities at fair value through profit or loss	21,012	23,123
Derivative financial instruments	33,983	18,060
Debt securities in issue	72,448	71,552
Liabilities arising from insurance and investment contracts	142,977	168,463
Other liabilities	26,174	23,951
Subordinated liabilities	10,242	13,108
Total liabilities	846,549	833,373

Equity
Ordinary shareholders’ equity	39,929	47,011
Other equity instruments	6,221	5,906
Non-controlling interests	223	235
Total equity	46,373	53,152
Total equity and liabilities	892,922	886,525

ADDITIONAL FINANCIAL INFORMATION
1.Basis of presentation
This release covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the nine months ended 30 September 2022.
The financial information contained herein utilises the recognition and measurement principles applied under IFRS but does not comply with IAS 34.
Changes in accounting policy
Except for the matter referred to below, the Group’s accounting policies are consistent with those applied by the Group in its financial statements for the year ended 31 December 2021 and there have been no changes in the Group’s methods of computation.
In April 2022, the IFRS Interpretations Committee was asked to consider whether an entity includes a demand deposit as a component of cash and cash equivalents in the statement of cash flows when the demand deposit is subject to contractual restrictions on use agreed with a third party. It concluded that such amounts should be included within cash and cash equivalents. Accordingly, the Group includes mandatory reserve deposits with central banks that are held in demand accounts within cash and cash equivalents disclosed in the cash flow statement. This change has increased the Group’s cash and cash equivalents at 1 January 2020 by £1,696 million (to £59,507 million) and decreased the adjustment for the change in operating assets in 2020 by £982 million (to a reduction of £17,668 million) resulting in an increase in the Group’s cash and cash equivalents at 31 December 2020 of £2,678 million (to £78,145 million); and decreased the adjustment for the change in operating assets in 2021 by £137 million (to a reduction of £10,365 million) and, as a result, the Group’s cash and cash equivalents at 31 December 2021 increased by £2,815 million (to £79,194 million). The change had no impact on profit after tax, total equity or the Group’s earnings per share.
2.Capital
The Group’s Q3 2022 Interim Pillar 3 Report can be found at www.lloydsbankinggroup.com/investors/financial-downloads.
3.Base case and MES economic assumptions
The Group’s base case economic scenario reflects the outlook as of 30 September 2022 and was revised in light of developments in energy pricing, changes in UK fiscal policy prior to the balance sheet date and a continuing shift towards a more restrictive monetary policy stance by central banks. The Group’s updated base case scenario was based upon three conditioning assumptions: first, the war in Ukraine remains ‘local’, without overtly involving neighbouring countries, NATO or China; second, the fiscal loosening implied by the UK Government’s ‘Growth Plan’ of 23 September 2022 would be offset principally by Government spending cuts; and third, central bank reaction functions, including of the Bank of England, are focused on controlling inflation, motivating a more rapid tightening of UK monetary policy. The Group continues to assume that no further UK COVID-19 national lockdowns are mandated. Based on these assumptions and incorporating the macroeconomic information published in the third quarter, the Group’s base case scenario comprises an economic downturn with a rise in the unemployment rate, declining residential and commercial property prices, and continuing increases in the UK Bank Rate against a backdrop of elevated inflationary pressures. Risks to the base case economic view exist in both directions and are partly captured by the generation of alternative economic scenarios. Each of the scenarios includes forecasts for key variables as of the third quarter of 2022, for which data or revisions to history may have since emerged prior to publication.
At 30 September 2022, the Group has included an adjusted severe downside scenario to incorporate high CPI inflation and UK Bank Rate profiles and has adopted this adjusted severe downside scenario in calculating its ECL allowance. This is because the historic macroeconomic and loan loss data upon which the scenario model is calibrated imply an association of downside economic outcomes with lower inflation rates, easier monetary policy, and therefore low interest rates. This adjustment is considered to better reflect the risks around the Group’s base case view in a macroeconomic environment in which supply shocks are the principal concern.

ADDITIONAL FINANCIAL INFORMATION (continued)
3.Base case and MES economic assumptions (continued)
UK economic assumptions – Scenarios by year
Key annual assumptions made by the Group are shown below. Gross domestic product and Consumer Price Index (CPI) inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. Unemployment rate and UK Bank Rate are averages for the period.

At 30 September 2022	2022%	2023%	2024%	2025%	2026%	2022 to 2026 average %

Upside
Gross domestic product	3.6	0.4	1.0	1.5	2.1	1.7
Unemployment rate	3.3	2.8	3.2	3.5	3.8	3.3
House price growth	6.1	(2.7)	7.2	8.5	6.1	5.0
Commercial real estate price growth	8.7	(3.6)	0.1	1.0	1.9	1.6
UK Bank Rate	2.16	5.28	5.17	4.30	4.12	4.20
CPI inflation	9.0	6.1	2.9	3.2	2.6	4.8

Base case
Gross domestic product	3.4	(1.0)	0.4	1.4	2.0	1.2
Unemployment rate	3.7	4.9	5.4	5.5	5.5	5.0
House price growth	5.0	(7.9)	(0.5)	2.5	2.3	0.2
Commercial real estate price growth	2.8	(14.4)	(2.7)	0.4	1.9	(2.6)
UK Bank Rate	2.06	4.00	3.38	2.56	2.50	2.90
CPI inflation	9.1	6.2	2.5	2.2	1.3	4.2

Downside
Gross domestic product	3.2	(2.3)	(0.2)	1.2	1.9	0.8
Unemployment rate	4.1	6.6	7.5	7.3	7.2	6.5
House price growth	3.9	(12.9)	(8.9)	(5.4)	(3.3)	(5.5)
Commercial real estate price growth	(1.4)	(23.0)	(6.5)	(2.5)	(0.2)	(7.1)
UK Bank Rate	2.00	2.93	1.76	1.04	1.07	1.76
CPI inflation	9.0	6.0	1.9	1.1	0.0	3.6

Severe downside
Gross domestic product	2.4	(4.5)	(0.3)	1.0	1.8	0.0
Unemployment rate	4.9	9.8	10.5	10.0	9.5	8.9
House price growth	2.4	(17.9)	(16.6)	(10.3)	(6.0)	(10.0)
Commercial real estate price growth	(9.2)	(35.7)	(13.6)	(6.4)	(0.7)	(14.1)
UK Bank Rate – modelled	1.78	0.91	0.36	0.21	0.23	0.70
UK Bank Rate – adjusted	2.44	7.00	4.88	3.00	2.75	4.01
CPI inflation – modelled	9.1	5.9	1.0	(0.4)	(1.9)	2.7
CPI inflation – adjusted	9.9	14.3	9.0	4.1	1.3	7.7

Probability-weighted
Gross domestic product	3.3	(1.3)	0.3	1.4	2.0	1.1
Unemployment rate	3.8	5.3	5.9	5.9	5.9	5.4
House price growth	4.7	(8.8)	(2.3)	0.6	0.9	(1.1)
Commercial real estate price growth	2.1	(15.8)	(4.1)	(1.0)	1.0	(3.8)
UK Bank Rate – modelled	2.04	3.75	3.13	2.39	2.33	2.73
UK Bank Rate – adjusted	2.11	4.36	3.58	2.67	2.58	3.06
CPI inflation – modelled	9.1	6.1	2.3	1.9	1.0	4.1
CPI inflation – adjusted	9.1	6.9	3.1	2.4	1.3	4.6

ADDITIONAL FINANCIAL INFORMATION (continued)
3.Base case and MES economic assumptions (continued)
UK economic assumptions – Base case scenario by quarter
Key quarterly assumptions made by the Group in the base case scenario are shown below. Gross domestic product is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

At 30 September 2022	First quarter 2022%	Second quarter 2022%	Third quarter 2022%	Fourth quarter 2022%	First quarter 2023%	Second quarter 2023%	Third quarter 2023%	Fourth quarter 2023%

Gross domestic product	0.8	(0.1)	(0.1)	(0.3)	(0.4)	(0.3)	(0.2)	(0.1)
Unemployment rate	3.7	3.8	3.7	3.8	4.3	4.7	5.1	5.4
House price growth	11.1	12.5	10.4	5.0	(0.2)	(5.8)	(8.2)	(7.9)
Commercial real estate price growth	18.0	18.0	12.3	2.8	(5.6)	(11.8)	(13.7)	(14.4)
UK Bank Rate	0.75	1.25	2.25	4.00	4.00	4.00	4.00	4.00
CPI inflation	6.2	9.2	10.2	10.7	9.8	6.5	5.2	3.2
4.ECL sensitivity to economic assumptions
The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes. The Group achieves this by generating four economic scenarios to reflect the range of outcomes; the central scenario reflects the Group’s base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. If the base case moves adversely it generates a new, more adverse downside and severe downside which are then incorporated into the ECL. The base case, upside and downside scenarios carry a 30 per cent weighting; the severe downside is weighted at 10 per cent. These assumptions can be found on pages 7 to 9.
The table below shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths. The stage allocation for an asset is based on the overall scenario probability-weighted PD and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments and post-model adjustments is constant reflecting the basis on which they are evaluated.

	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	1,163	463	734	1,375	3,914
Credit cards	682	594	649	742	866
Other Retail	952	903	937	984	1,048
Commercial Banking	1,768	1,365	1,580	1,909	3,117
Other	39	39	39	39	39
At 30 September 2022	4,604	3,364	3,939	5,049	8,984

UK mortgages	837	637	723	967	1,386
Credit cards[1]	521	442	500	569	672
Other Retail[1]	825	760	811	863	950
Commercial Banking[1]	1,433	1,295	1,358	1,505	1,859
Other[1]	426	426	427	426	424
At 31 December 2021	4,042	3,560	3,819	4,330	5,291
1    Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail

ADDITIONAL FINANCIAL INFORMATION (continued)
5.Loans and advances to customers and expected credit loss allowance

At 30 September 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	257,915	40,575	3,411	9,993	311,894	13.0	1.1
Credit cards	12,018	2,526	292	–	14,836	17.0	2.0
Loans and overdrafts	8,723	1,339	255	–	10,317	13.0	2.5
UK Motor Finance	12,335	1,949	169	–	14,453	13.5	1.2
Other	13,294	650	158	–	14,102	4.6	1.1
Retail	304,285	47,039	4,285	9,993	365,602	12.9	1.2
Small and Medium Businesses	31,783	6,266	2,279	–	40,328	15.5	5.7
Corporate and Institutional Banking	52,001	5,029	1,650	–	58,680	8.6	2.8
Commercial Banking	83,784	11,295	3,929	–	99,008	11.4	4.0
Other[1]	(4,010)	–	6	–	(4,004)
Total gross lending	384,059	58,334	8,220	9,993	460,606	12.7	1.8
ECL allowance on drawn balances	(632)	(1,658)	(1,677)	(305)	(4,272)
Net balance sheet carrying value	383,427	56,676	6,543	9,688	456,334

Customer related ECL allowance (drawn and undrawn)
UK mortgages	48	516	294	305	1,163
Credit cards	182	382	118	–	682
Loans and overdrafts	175	273	138	–	586
UK Motor Finance[2]	107	85	93	–	285
Other	15	18	48	–	81
Retail	527	1,274	691	305	2,797
Small and Medium Businesses	104	292	153	–	549
Corporate and Institutional Banking	133	243	832	–	1,208
Commercial Banking	237	535	985	–	1,757
Other	–	–	4	–	4
Total	764	1,809	1,680	305	4,558

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[3]
UK mortgages	–	1.3	8.6	3.1	0.4
Credit cards	1.5	15.1	54.4	–	4.6
Loans and overdrafts	2.0	20.4	72.6	–	5.7
UK Motor Finance	0.9	4.4	55.0	–	2.0
Other	0.1	2.8	30.4	–	0.6
Retail	0.2	2.7	16.7	3.1	0.8
Small and Medium Businesses	0.3	4.7	13.0	–	1.4
Corporate and Institutional Banking	0.3	4.8	50.5	–	2.1
Commercial Banking	0.3	4.7	34.9	–	1.8
Other		–	66.7	–
Total	0.2	3.1	24.1	3.1	1.0
1Contains centralised fair value hedge accounting adjustments.
2UK Motor Finance for Stages 1 and 2 include £93 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £75 million, Loans and overdrafts of £65 million, Small and Medium Businesses of £1,104 million and Corporate and Institutional Banking of £1 million.

ADDITIONAL FINANCIAL INFORMATION (continued)
5.Loans and advances to customers and expected credit loss allowance (continued)

At 31 December 2021	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	273,629	21,798	1,940	10,977	308,344	7.1	0.6
Credit cards[1]	11,918	2,077	292	–	14,287	14.5	2.0
Loans and overdrafts	8,181	1,105	271	–	9,557	11.6	2.8
UK Motor Finance	12,247	1,828	201	–	14,276	12.8	1.4
Other[1]	11,198	593	169	–	11,960	5.0	1.4
Retail	317,173	27,401	2,873	10,977	358,424	7.6	0.8
Small and Medium Businesses[1]	36,134	4,992	1,747	–	42,873	11.6	4.1
Corporate and Institutional Banking[1]	46,585	2,538	1,816	–	50,939	5.0	3.6
Commercial Banking	82,719	7,530	3,563	–	93,812	8.0	3.8
Other[2]	144	–	7	–	151	–	4.6
Total gross lending	400,036	34,931	6,443	10,977	452,387	7.7	1.4
ECL allowance on drawn balances	(915)	(1,114)	(1,581)	(210)	(3,820)
Net balance sheet carrying value	399,121	33,817	4,862	10,767	448,567

Customer related ECL allowance (drawn and undrawn)
UK mortgages	49	394	184	210	837
Credit cards	144	249	128	–	521
Loans and overdrafts	136	170	139	–	445
UK Motor Finance[3]	108	74	116	–	298
Other[1]	15	15	52	–	82
Retail	452	902	619	210	2,183
Small and Medium Businesses[1]	104	176	179	–	459
Corporate and Institutional Banking[1]	68	122	782	–	972
Commercial Banking	172	298	961	–	1,431
Other	400	–	6	–	406
Total	1,024	1,200	1,586	210	4,020

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[4]
UK mortgages	–	1.8	9.5	1.9	0.3
Credit cards[1]	1.2	12.0	56.9	–	3.7
Loans and overdrafts	1.7	15.4	67.5	–	4.7
UK Motor Finance	0.9	4.0	57.7	–	2.1
Other[1]	0.1	2.5	30.8	–	0.7
Retail	0.1	3.3	22.6	1.9	0.6
Small and Medium Businesses[1]	0.3	3.5	14.5	–	1.1
Corporate and Institutional Banking[1]	0.1	4.8	43.1	–	1.9
Commercial Banking	0.2	4.0	31.6	–	1.5
Other[5]	–	–	85.7	–	4.0
Total	0.3	3.4	27.4	1.9	0.9
1Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail.
2Contains centralised fair value hedge accounting adjustments.
3UK Motor Finance for Stages 1 and 2 include £95 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
4Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £67 million, Loans and overdrafts of £65 million, Small and Medium Businesses of £515 million and Corporate and Institutional Banking of £3 million.
5    Other excludes the £400 million ECL central adjustment.

ADDITIONAL FINANCIAL INFORMATION (continued)
6.Stage 2 loans and advances to customers and expected credit loss allowance

	Up to date				1 to 30 days past due[2]		Over 30 days past due		Total
	PD movements		Other[1]
At 30 September 2022	Gross lending £m	ECL[3] £m	Gross lending £m	ECL[3] £m	Gross lending £m	ECL[3] £m	Gross lending £m	ECL[3] £m	Gross lending £m	ECL[3] £m

UK mortgages	31,885	195	6,331	159	1,599	82	760	80	40,575	516
Credit cards	2,275	291	132	47	90	28	29	16	2,526	382
Loans and overdrafts	943	169	232	45	121	39	43	20	1,339	273
UK Motor Finance	854	27	927	23	136	25	32	10	1,949	85
Other	166	4	394	8	54	4	36	2	650	18
Retail	36,123	686	8,016	282	2,000	178	900	128	47,039	1,274
Small and Medium Businesses	4,408	246	1,235	26	399	13	224	7	6,266	292
Corporate and Institutional Banking	4,856	242	39	–	14	–	120	1	5,029	243
Commercial Banking	9,264	488	1,274	26	413	13	344	8	11,295	535
Total	45,387	1,174	9,290	308	2,413	191	1,244	136	58,334	1,809

At 31 December 2021
UK mortgages	14,845	132	4,133	155	1,433	38	1,387	69	21,798	394
Credit cards[4]	1,755	176	210	42	86	20	26	11	2,077	249
Loans and overdrafts	505	82	448	43	113	30	39	15	1,105	170
UK Motor Finance	581	20	1,089	26	124	19	34	9	1,828	74
Other[4]	194	4	306	7	44	2	49	2	593	15
Retail	17,880	414	6,186	273	1,800	109	1,535	106	27,401	902
Small and Medium Businesses[4]	3,570	153	936	14	297	6	189	3	4,992	176
Corporate and Institutional Banking[4]	2,479	119	25	3	6	–	28	–	2,538	122
Commercial Banking	6,049	272	961	17	303	6	217	3	7,530	298
Total	23,929	686	7,147	290	2,103	115	1,752	109	34,931	1,200
1    Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments.
2    Includes assets that have triggered PD movements, or other rules, given that being 1-29 days in arrears in and of itself is not a Stage 2 trigger.
3    Expected credit loss allowance on loans and advances to customers (drawn and undrawn).
4    Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	27 October 2022

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